UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                            QUILCHENA RESOURCES, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

  Incorporated in the State of Nevada                      91-2006414
  -----------------------------------                    ---------------
   (State or other jurisdiction of                       (I.R.S Employer
    incorporation or organization)                      Identification No.)

   101 West 5th Avenue, Vancouver, B.C.                       V5Y 1H9
 ----------------------------------------                    ----------
 (Address of principal executive offices)                    (Zip Code)

Issuer's telephone number  (604) 688 - 3929
                           -------------------


Securities to be registered pursuant to Section 12(b) of the Act:

     TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED

            None                                             N/A
     -------------------               -----------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Capital Shares - $0.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 2 OF 12


                            QUILCHENA RESOURCES, INC.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
PART I

     Item 1.   Description of Business...........................................................................3
               (a)  Business Development.........................................................................3
               (b)  Business of the Company......................................................................3
     Item 2.   Plan of Operation.................................................................................4
     Item 3.   Description of Property...........................................................................4
     Item 4.   Security Ownership of Certain Beneficial Owners and Management....................................5
               (a)  Security Ownership of Certain Beneficial Owners..............................................5
               (b)  Security Ownership of Management.............................................................6
               (c)  Changes in Control...........................................................................6
     Item 5.   Directors, Executive Officers, Promoters and Control Persons......................................6
               (a)  Identify Directors and Executive Officers....................................................6
               (b)  Identify Significant Employees...............................................................7
               (c)  Family Relationships.........................................................................7
               (d)  Involvement in Certain Legal Proceedings.....................................................7
     Item 6.   Executive Compensation............................................................................7
     Item 7.   Certain Relationships and Related Transactions....................................................8
               (a)  Relationships with Insiders..................................................................8
               (b)  Transactions with Promoters..................................................................8
     Item 8.   Description of Securities.........................................................................8
               (a)  Common or Preferred Stock....................................................................8
               (b)  Debt Securities..............................................................................9
               (c)  Other Securities to be Registered............................................................9

PART II

     Item 1.   Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters ......9
               (a)  Market Information...........................................................................9
               (b)  Holders......................................................................................9
               (c)  Dividends...................................................................................10
     Item 2.   Legal Proceedings................................................................................10
     Item 3.   Changes in and Disagreements with Accountants....................................................10
     Item 4.   Recent Sale of Unregistered Securities...........................................................10
     Item 5.   Indemnification of Directors and Officers........................................................10

PART F/S........................................................................................................11

PART III

     Items 1 and 2.  Index to and Description of Exhibits.......................................................12

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 3 OF 12

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

(A)  BUSINESS DEVELOPMENT

Quilchena Resources, Inc. (the "COMPANY") was incorporated under the laws of the State of Nevada on March 3, 1999. The Company has not been involved in any bankruptcy, receivership or similar proceedings. There has been no material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of the Company's business.

(B)  BUSINESS OF THE COMPANY

The Company is a mineral exploration and development company. The Company owns an option to acquire a 100% undivided interest in the Hi-Ho 1-10 mineral claims, New Westminster Mining Division, British Columbia, Canada (the "HI-HO CLAIMS"). The Company owns no other assets. An exploration report on the Hi-Ho Claims prepared by Douglas H. Hopper, Consulting Geologist, dated March 11, 1999, recommends a geologist and prospector spending seven days examining, mapping, hand trenching, sampling and possibly staking more ground at the Hi-Ho Claims. A report following the first phase of exploration on the Hi-Ho Claims would fulfill the work commitment to hold the Hi-Ho Claims in good standing for three to four years. The direction a second phase of exploration would take depends on the economics of developing either an industrial mineral property or a precious metal property. The estimated cost of the Phase 1 work program is CDN$8,495.00.

At this time, the Company has no products or services. Accordingly, there is no requirement for any government approval of the Company's principal products or services.

The Company's current business will not be materially affected by any existing or probable governmental regulations, including any applicable environmental laws. The Company's exploration program will be governed by the Mineral Exploration Code of British Columbia. The purpose of this code is to establish standards for mineral exploration and development and to manage exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. However, the Mineral Exploration Code will not apply to the Company provided that the work to be done as part of its exploration program does not involve any mechanical disturbance of the surface of the CP Claims. Such exempt work includes prospecting using hand tools, geological and geochemical surveying, airborne geophysical surveying, ground geophysical surveying without the use of exposed, energized electrodes, hand trenching without the use of explosives, and establishment of grid lines that do not require the felling of trees. If the Company does any work on the CP Claims that is not exempt it will need to comply with the Mineral Exploration Code and obtain the applicable permits. At this time, all of the proposed work of the Company's exploration program is exempt work.

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 4 OF 12

The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

No funds have been spent on research and development activities since the date of the Company's incorporation.

The Company is not a party to any material contracts other than the Option Agreement and the Assignment Agreement under which the Company acquired its interest in the Hi-Ho Claims. See Exhibits 6.1 and 6.2

The Company has a total of one employee who is a part time employee.

ITEM 2.  PLAN OF OPERATION.

The Company has not had any revenues generated from its business operations since its incorporation.

The Company's twelve-month plan of operation is to complete the recommended exploration program on the Hi-Ho Claims. An exploration report on the property prepared by Douglas H. Hopper, Consulting Geologist, dated March 11, 1999, recommends a geologist and prospector spending seven days examining, mapping, hand trenching, sampling and possibly staking more ground at the Hi-Ho Claims. A report following the first phase of exploration on the Hi-Ho Claims would fulfill the work commitment to hold the Hi-Ho Claims in good standing for three to four years. The direction a second phase of exploration would take depends on the economics of developing either an industrial mineral property or a precious metal property. The estimated cost of the Phase 1 work program is CDN$8,495.00.

The Company can satisfy its cash requirements for the next 12 months without having to raise additional funds.

The Company (i) will not be  undertaking  any product  research or  development;
(ii) will not be purchasing any plant or significant equipment; and (iii) does not expect significant changes in the number of its employees.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's sole asset is an exclusive and irrevocable option to acquire a 100% undivided interest in the Hi-Ho Claims. The Hi-Ho Claims are 10 contiguous mineral claims comprising of 225 hectares (555 acres) located on Garnet Creek on the north side of the Fraser River some 13 kilometres west of Hope, British Columbia (121(degrees) 36' West Longitude and 49(degrees) 23' 30' North Latitude).

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 5 OF 12

The Hi-Ho Claims are mineral properties in the early stage of development. The mineral claims are located in a warm, wet climate resulting in a thick foliage undergrowth. Soil geochemistry indicates a gold anomaly and the historical data of the mineral claims indicate a high grade gold mineralization. Drilled talc deposits occur on all the Hi-Ho Claims. The Hi-Ho Claims are free and clear of any claims and are in good standing with the applicable regulatory authorities. All payments to be made on the Hi-Ho Claims have been made, including all payments to be made to date pursuant to the terms and conditions of the Option Agreement.

On July 20, 1999, the owner of the Hi-Ho Claims, Gerry Diakow, and Wet Coast Capital Corporation entered into an Option Agreement for the Hi-Ho Claims. The purchase price for the 100% undivided interest in the Hi-Ho Claims includes a payment of CDN$7,500 to the owner, which has been made by Wet Coast Capital Corporation and the financing of Phase 1 of the recommended work program in the amount of CDN$8,495.00.

Wet Coast Capital Corporation then assigned all of its interest in the Option Agreement to the Company in consideration of the payment of $10,000. To exercise the option and acquire its 100% undivided interest in the Hi-Ho Claims, the Company must finance the recommended work program by July 20, 2000. The Option Agreement is silent with respect to default and termination by the owner. The Option Agreement may only be terminated by the Company.

The Company operates from its offices at 101 West 5th Avenue, Vancouver, British Columbia, Canada. Sonora Capital Corp. provides space to the Company on a rent-free basis and it is anticipated this arrangement will remain for at least another year until December 2000. In the opinion of the management of the Company, this office space will meet the needs of the Company for the foreseeable future.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(A)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS (MORE THAN 5%)

        -----------------------------------------------------------------------------------------------------
               (1)                             (2)                                (3)                (4)
          TITLE OF CLASS       NAME AND ADDRESS OF BENEFICIAL OWNER       AMOUNT AND NATURE OF     PERCENT
                                                                          BENEFICIAL OWNER [1]     OF CLASS
        -----------------------------------------------------------------------------------------------------
        Common              Dream Weaver Investments Ltd. Glendenning           497,500             9.95%
        Capital Shares      House, 618 Wicklow Street, Dublin 2
                            Eireland
        -----------------------------------------------------------------------------------------------------
        Common              Cronwall Investments Ltd.                           497,500             9.95%
        Capital Shares      Suite 95 East Bay Shopping Center,
                            P.O. Box N-1836, Nassau, Bahamas
        -----------------------------------------------------------------------------------------------------
        Common              Spirit Investments Ltd.                             497,500             9.95%
        Capital Shares      16 Promenade Saint-Antoine,
                            1204 Geneva, Switzerland
        -----------------------------------------------------------------------------------------------------
        Common              Lamplighter Investments Ltd.                        497,500             9.95%
        Capital Shares      88 Ellis Road, Crowthorne Berks,
                            England RG45 6PN
        -----------------------------------------------------------------------------------------------------
        Common              Strathburn Investments Ltd.                         497,500             9.95%
        Capital Shares      Suite 95 East Bay Shopping Center,
                            P.O. Box N-1836, Nassau, Bahamas
        -----------------------------------------------------------------------------------------------------
        Common              Dynamic Investments Ltd.                            497,500             9.95%
        Capital Shares      Penthouse Suite, Buckingham Square,
                            West Bay Road, SMB, Grand Cayman,

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 6 OF 12

                            Cayman Islands, BWI
        -----------------------------------------------------------------------------------------------------
        Common              Anchor Cove Investments Ltd.                        497,500             9.95%
        Capital Shares      2 Elyston Court, Howard's Lane, Putney,
                            London, England SW15 6QH
        -----------------------------------------------------------------------------------------------------
        Common              Aero Atlantic Ltd.                                  497,500             9.95%
        Capital Shares      Palm Chambers, P.O. Box 119,
                            Roadtown, Tortola, BVI
        -----------------------------------------------------------------------------------------------------
        Common              Sonora Capital Corp.                                497,500             9.95%
        Capital Shares      1000 - 355 Burrard Street,
                            Vancouver, B.C., V6C 2G8
        -----------------------------------------------------------------------------------------------------
        Common              Castaways Holdings                                  497,500             9.95%
        Capital Shares      Palm Chambers, P.O. Box 119,
                            Roadtown, Tortola, BVI
        -----------------------------------------------------------------------------------------------------

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

(B)      SECURITY OWNERSHIP OF MANAGEMENT

        -----------------------------------------------------------------------------------------------------
                 (1)                         (2)                            (3)                    (4)
            TITLE OF CLASS           NAME AND ADDRESS OF            AMOUNT AND NATURE OF         PERCENT
                                       BENEFICIAL OWNER             BENEFICIAL OWNER [1]        OF CLASS
        -----------------------------------------------------------------------------------------------------
        Common                  Derek Herman                               1,000                  0.02%
        Capital Shares          302, 1825 West 8th Avenue,
                                Vancouver, B.C., V5E 1E3
        -----------------------------------------------------------------------------------------------------
        Common                  Directors and Executive                    1,000                  0.02%
        Capital Shares          Officers (as a group)
        -----------------------------------------------------------------------------------------------------

[1] The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

(C)   CHANGES IN CONTROL

The Company is not aware of any arrangement that may result in a change in control of the Company.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(A)  IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

Mr. Derek Herman is the sole director of the Company and is 46 years old. Mr. Herman is also the president, secretary and treasurer of the Company. Mr. Herman has held the positions of sole director, president, secretary and treasurer since March 4, 1999.

A director of the Company holds office until (i) the next annual meeting of the stockholders, (ii) his successor is elected and qualified, or (iii) he resigns.

Mr. Herman holds no other directorships in any other reporting company.

The following is Mr. Herman's business experience for the past five years.

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 7 OF 12

    1987 - 1995 President of DH & Associates (Johannesburg, SA)
    1995 - 1998 President of TCD Technologies (Vancouver,  B.C.)
    1998 - Present Vice President of ACT Technologies Limited (Abbotsford, B.C.)

(B)  IDENTIFY SIGNIFICANT EMPLOYEES

Mr. Herman is the Company's only significant employee.

(C)  FAMILY RELATIONSHIPS

There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

(D)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     (1) No bankruptcy petition has been filed by or against any business of which Derek Herman was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     (2) Derek Herman has never been convicted in a criminal proceeding and is not subject to a pending criminal proceeding (excluding traffic violations and other minor offences).

     (3) Derek Herman has never been subject to any order, judgement, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

     (4) Derek Herman has never been found by a court of competent jurisdiction (in a civil action), the Securities Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, that has not been reversed, suspended, or vacated.

ITEM 6.  EXECUTIVE COMPENSATION.

The Company has paid no compensation to any of its named executive officers since the date of incorporation.

                           SUMMARY COMPENSATION TABLE



QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 8 OF 12


                                                                                  Long-term compensation
                                                                  --------------------------------------------------
                                        Annual compensation         Awards               Payouts
                                        -------------------         ------               -------
                                                        Other                   Securities
                                                        annual   Restricted    underlying               All other
                                                        compen-    stock        options/      LTIP       compen-
   Name and principal               Salary    Bonus     sation     awards         SARs       Payouts     sation
        position            Year     ($)       ($)       ($)         ($)           (#)          ($)         ($)
           (a)              (b)      (c)       (d)       (e)         (f)           (g)          (h)         (i)
--------------------------------------------------------------------------------------------------------------------
Derek Herman, CEO           1999     none      none      none        none          none         none        none
Mar 1999-Oct 1999
--------------------------------------------------------------------------------------------------------------------

Since the Company's incorporation, no stock options, stock appreciation rights, or long-term incentive plans have been granted, exercised or repriced. Currently, there are no arrangements between the Company and any of its directors whereby such directors are compensated for any services provided as directors. Also, there are no employment agreements between the Company and any named executive officer.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

(A)  RELATIONSHIPS WITH INSIDERS

The only material transaction undertaken by the Company since its incorporation is its acquisition of an interest in the Hi-Ho Claims. No member of management, executive officer or security holder had any direct or indirect interest in this transaction.

(B)  TRANSACTIONS WITH PROMOTERS

Mr. Derek Herman is the only promoter of the Company. Derek Herman subscribed for and was issued 1,000 Common Capital Shares of the Company at $0.01 per share. See Item 4. - Recent Sale of Unregistered Securities. Mr. Herman has not received any other assets from the Company and does not own any shares indirectly.

ITEM 8.  DESCRIPTION OF SECURITIES.

(A)  COMMON OR PREFERRED STOCK

The authorized common stock of the Company is 200,000,000 Common Capital Shares with a par value of $0.001 per share, of which 5,000,000 shares are issued and outstanding as of the date of this filing. All of the issued and outstanding Common Capital Shares are fully paid and non-assessable. There is no preferred stock authorized.

All shares have equal voting rights and, when validly issued, are entitled to one vote per share in all matters to be vote upon by the stockholders. The shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.

QUILCHENA RESOURCES, INC.             FORM 10-SB                    PAGE 9 OF 12

Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding Common Capital Shares represented at any stockholder meeting at which a quorum is present, will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining Common Capital Shares will not be able to elect any directors. In the event of liquidation of the Company, each stockholder is entitled to receive a proportionate share of the Company's assets after distribution in full of preferential amounts, if any. Holders of Common Capital Shares are entitled to share rateable in dividends, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available for dividend payments.

There is no provision in the Company's constating documents that would delay, defer or prevent a change in control of the Company.

(B)  DEBT SECURITIES

The Company is not offering any debt securities.

(C)  OTHER SECURITIES TO BE REGISTERED

The Company is not registering any other securities of its capital at this time other than its Common Capital Shares.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(A)  MARKET INFORMATION

The Company's Common Capital Shares do not trade on a public trading market and is not quoted at the present time.

Currently, there are no Common Capital Shares that (i) are subject to outstanding options or warrants to purchase, or securities convertible into, Common Capital Shares; (ii) the Company has agreed to register under the Securities Exchange Act of 1934, as amended; or (iii) are or have been proposed to be publicly offered by the Company.

As of the date of this filing, none of the issued and outstanding shares of the Company's Common Capital Shares are subject to any trading restriction or limitation under Rule 144 promulgated under the Securities Exchange Act of 1933, as amended.

(B)  HOLDERS

The Company has 32 holders of record of Common Capital Shares as of the date of this filing.

QUILCHENA RESOURCES, INC.             FORM 10-SB                   PAGE 10 OF 12

(C)  DIVIDENDS

No dividends have been declared on the Company's Common Capital Shares.

Except for the lack of funds, there are no restrictions that limit the ability of the Company to pay dividends on the Company's Common Capital Shares.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any pending legal proceedings, and to the best of the Company's knowledge, the Hi-Ho Claims are not the subject of any pending legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company's principal independent accountant, Davidson & Company, has not changed since the date of incorporation and there have been no disagreements with the Company's principal independent accountant.

ITEM 4.  RECENT SALE OF UNREGISTERED SECURITIES.

On March 15, 1999, the Board of Directors authorized the issuance of 5,000,000 Common Capital Shares at $0.01 to private investors for a total offering price of $50,000. The Company relied upon Section 4(2) of the Securities and Exchange Act of 1933, as amended, and Rule 504 of Regulation D. This offering was not accompanied by any general advertisement or any general solicitation. The
Company received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that the subscribers had bought the shares for their own investment account. The 5,000,000 Common Capital Shares were issued for investment purposes in a "private transaction".

The following is a list of the subscribers that subscribed for shares in the March 15, 1999 private placement.

                                    NAME OF SUBSCRIBERS

       Dream Weaver Investments Ltd.        Sonora Capital Corp.     Phil Dubois               Russ Isaac
       Cronwall Investments Ltd.            Castaways Holdings       Michael O'Brien           Phillip Levinson
       Spirit Investments Ltd.              Farrel Barwin            Don Graham                Gary Treisman
       Lamplighter Investments Ltd.         Bill Turner              Serena Sive               Kevin Ossip
       Strathburn Investments Ltd.          Gisele Decker            Norman Mammon             Sidney Broer
       Dynamic Investments Ltd.             Zvi Mammon               Lorie Stringer            Kathy Robinson
       Anchor Cove Investments Ltd.         Darryl Fain              Matt Emory                Jonty McNair
       Aero Atlantic Ltd.                   Brandon Barwin           Dan Isserow               Derek Herman

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

QUILCHENA RESOURCES, INC.             FORM 10-SB                   PAGE 11 OF 12

Articles Twelve of the Articles of Incorporation and Article 11 of the By-Laws of the Company set forth certain indemnification rights. The By-Laws of the Company provide that the Company will indemnify its directors and officers from any action, suit or proceeding, whether civil, criminal, administrative, or investigative to the extent that indemnification is legally permissible under the laws of Nevada. The By-laws further provide that any expenses of the directors and officers incurred in defending an action, suit, or proceeding must be paid by the Company as these expenses are incurred and in advance of the final disposition of the action, suit, or proceeding provided the director or officer provide an undertaking to repay any amount if a court finds that the director or officer is not entitled to be indemnified.

The Company may also purchase and maintain insurance for the benefit of any director or officer who is or was a director or officer of the Company and such insurance may cover claims for which the Company could not indemnify such director or officer. Currently, the Company has not purchased any such insurance.

The By-Laws also provide that the directors may adopt other by-laws regarding indemnification and may amend the by-laws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

The Articles of the Company provide that no director or officer is personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director or officer, with the exception that the directors and officers may be held liable to the Company or its stockholders for acts or omissions that involve intentional misconduct, fraud, a knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes.

The Nevada Private Corporations Act provides that the Company may indemnify its directors and officers if the directors and officers acted in good faith and in a manner the directors and officers believed to be in the best interest of the Company and had no reasonable cause to believe the conduct was unlawful.

Except as referred to above, no controlling person, director or officer of the Company is insured or indemnified by any statute, charter provisions, by-laws, contract or other arrangement.

                                    PART F/S

The audited financial statements of the Company and related notes which are included in this registration statement have been examined by Davidson & Company, Chartered Accountants, and have been included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

AGE>

                            QUILCHENA RESOURCES, INC.
                         (AN EXPLORATION STAGE COMPANY)

                              FINANCIAL STATEMENTS
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                  JUNE 30, 1999

                        [DAVIDSON & COMPANY LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Quilchena Resources, Inc.

(An Exploration Stage Company)

We have audited the accompanying balance sheet of Quilchena Resources, Inc. as at June 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the period from incorporation on March 3, 1999 to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and the results of its operations and its cash flows for the period from incorporation on March 3, 1999 to June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Quilchena Resources, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains further profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

September 10, 1999

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
BALANCE SHEET
(Expressed in United States Dollars)
AS AT JUNE 30, 1999


--------------------------------------------------------------------------------
ASSETS

CURRENT

    Cash and cash equivalents                                    $       11,860
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT

    Accounts payable and accrued liabilities                     $        1,523
                                                                 --------------

STOCKHOLDERS' EQUITY

    Capital stock (Note 4)
       Authorized
             200,000,000  common shares, par value of $0.001
       Issued and outstanding
               5,000,000  common shares                                   5,000
    Additional paid in capital                                           45,000
    Subscriptions receivable                                            (37,500)
    Deficit accumulated during the exploration stage                     (2,163)
                                                                 --------------
    Total stockholders' equity                                           10,337
                                                                 --------------

    Total liabilities and stockholders' equity                   $       11,860
================================================================================

HISTORY AND ORGANIZATION OF THE COMPANY (Note 1)

GOING CONCERN (Note 2)

SUBSEQUENT EVENT (Note 7)

ON BEHALF OF THE BOARD:

        "DEREK HERMAN"          Director                                Director
--------------------------------           -----------------------------


   The accompanying notes are an integral part of these financial statements.

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
STATEMENT OF OPERATIONS
(Expressed in United States Dollars)
CUMULATIVE FROM INCORPORATION ON MARCH 3, 1999 TO JUNE 30, 1999

--------------------------------------------------------------------------------
EXPENSES
    Incorporation costs                                         $           640
    Professional fees                                                     1,523
                                                                ---------------

LOSS FOR THE PERIOD                                             $        (2,163)
================================================================================

BASIC AND FULLY DILUTED LOSS PER SHARE                          $         (0.01)
================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                   4,500,000
================================================================================

   The accompanying notes are an integral part of these financial statements.

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in United States Dollars)
PERIOD FROM INCORPORATION ON MARCH 3, 1999 TO JUNE 30, 1999

=============================================================================================================================
                                                                                                       Deficit
                                                                                                   Accumulated
                                            Common Stock              Additional          Stock     During the
                                     ----------------------------        Paid-in  Subscriptions    Exploration
                                            Shares         Amount        Capital     Receivable          Stage          Total
-----------------------------------------------------------------------------------------------------------------------------
INCEPTION, MARCH 3, 1999                         -   $          -     $        -    $         -   $         -   $           -

Shares issued for cash                   1,250,000          1,250         11,250              -             -          12,500

Shares subscribed for                    3,750,000          3,750         33,750        (37,500)            -              -

Loss for the period                             -              -              -              -          (2,163)        (2,163)
                                     -------------  -------------  -------------  -------------  -------------  -------------
BALANCE AT JUNE 30, 1999                 5,000,000  $       5,000  $      45,000  $     (37,500) $      (2,163) $      10,337
=============================================================================================================================




   The accompanying notes are an integral part of these financial statements.

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
(Expressed in United States Dollars)
CUMULATIVE FROM INCORPORATION ON MARCH 3, 1999 TO JUNE 30, 1999

--------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

CASH FLOWS FROM OPERATING ACTIVITIES

    Loss for the period                                         $        (2,163)

    Changes in other operating assets and liabilities
       Increase in accounts payable                                       1,523
                                                                ---------------

    Net cash used in operating activities                                  (640)
                                                                ---------------
CASH FLOWS FROM FINANCING ACTIVITIES

    Issuance of capital stock for cash                                   12,500
                                                                ---------------
    Net cash provided by financing activities                            12,500
                                                                ---------------
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD                    11,860

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                -
                                                                 --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                        $        11,860

================================================================================

CASH PAID DURING THE PERIOD FOR:
    Interest expense                                               $          -
    Income taxes                                                              -
================================================================================

SUPPLEMENTAL   DISCLOSURE  FOR  NON-CASH  OPERATING,   FINANCING  AND  INVESTING
ACTIVITIES (Note 5)

   The accompanying notes are an integral part of these financial statements.

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
JUNE 30, 1999
--------------------------------------------------------------------------------

1.   HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was formed on March 3, 1999 under the Laws of the State of Nevada and is in the business of exploration and development of mineral properties. The Company has not yet determined whether its properties contain mineral resources that may be economically recoverable.

2.   GOING CONCERN

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company has incurred operating losses and requires additional funds to meet its obligations and maintain its operations. Management's plan in this regard is to raise equity financing as required. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from this uncertainty.

================================================================================
                                                                       1999
--------------------------------------------------------------------------------
     Deficit accumulated during the exploration stage            $      (2,163)
     Working capital                                                    10,337
================================================================================

3.   SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less. These are recorded at cost which approximates market.

     ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

     FOREIGN CURRENCY TRANSLATION

     Translation amounts denominated in foreign currencies are translated into United States currency at exchanges rates prevailing at transactions dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Gains and losses from restatement of foreign currency monetary assets and liabilities are included in income.

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
JUNE 30, 1999
--------------------------------------------------------------------------------

3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)

     NEW ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     RESOURCE PROPERTIES

     Costs of acquisition, exploration, carrying, and retaining unproven properties are expenses as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value.

     INCOME TAXES

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     LOSS PER SHARE

     Loss per share is computed based on the weighted average number of common shares and common stock equivalents outstanding during each period, unless the common stock equivalents are anti-dilutive. For the period ended June 30, 1999, the weighted average number of common shares outstanding were 4,500,000.

     STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

     COMPREHENSIVE INCOME

     The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total shareholders' equity as of June 30, 1999.

4.   CAPITAL STOCK

     During the period, the Company issued 5,000,000 common shares under Rule 504 of Regulation D of the Securities Act of 1933, at a price per share of $0.01, for total proceeds of $50,000. Of this amount, $37,500 was received subsequent to period end and is included in subscriptions receivable.

QUILCHENA RESOURCES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in United States Dollars)
JUNE 30, 1999
--------------------------------------------------------------------------------

5. SUPPLEMENTAL DISCLOSURE FOR NON-CASH OPERATING, FINANCING AND INVESTING ACTIVITIES

     There were no significant non-cash transactions during the period ended June 30, 1999.

6.   INCOME TAXES

     The Company's total deferred tax asset at June 30 is as follows:

================================================================================
                                                                       1999
--------------------------------------------------------------------------------
     Tax benefit of net operating loss carryforward               $         325
     Valuation allowance                                                   (325)
                                                                  -------------
                                                                  $           -
================================================================================

     The Company has a net operating loss carryforward of approximately $2,163. The Company has provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding realizability.

7.   SUBSEQUENT EVENT

     Pursuant to an assignment agreement with Wet Coast Capital Corporation, dated July 20, 1999, the Company has acquired an option to earn a 100% interest in the Hi-Ho 1-10 Mining claims located in the New Westminster Mining Division of British Columbia for the price of US$10,000 (paid).

8.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may incorrectly recognize the Year 2000 as some other date, resulting in errors. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

                                    PART III




QUILCHENA RESOURCES, INC.             FORM 10-SB                   PAGE 12 OF 12

ITEMS 1 AND 2.             INDEX TO AND DESCRIPTION OF EXHIBITS.


 EXHIBIT                              DESCRIPTION
 -------                              -----------
Exhibit A             1.  Audited Financial Statements for                                         Included
                            the period ended June 30, 1999

Exhibit 2.1           Corporate Charter                                                            Included
Exhibit 2.2           Articles of Incorporation                                                    Included
Exhibit 2.3           By-Laws                                                                      Included
Exhibit 3             Instruments defining the rights of security holders                          None
Exhibit 5             Voting Trust Agreement                                                       None
Exhibit 6.1           Material Contracts - Option Agreement                                        Included
Exhibit 6.2           Material Contracts - Assignment Agreement                                    Included
Exhibit 7             Material Foreign Patents                                                     None
Exhibit 12            Additional Exhibits                                                          None

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934,as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

                                           QUILCHENA RESOURCES, INC.

Dated November 16, 1999                    By:  /S/    "DEREK HERMAN"
                                             ----------------------------------
                                                  DEREK HERMAN - PRESIDENT